UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For September 30, 2008

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road
Weifang Shandong
People’s Republic of China, Postal Code: 261061

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☐

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the future financial performance of Fuwei Films (Holdings) Co. Ltd. (the “Company”). The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predicts”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

The forward-looking statements included in this Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things, competition in the BOPET film industry; growth of, and risks inherent in, the BOPET film industry in China; changes in the international market; the increase of the price of energy (mainly refer to power) and the sometimes inadequate energy supply in the area where Shandong Fuwei locates, which may result in the increase of production cost, decrease of sales, and negatively influence the Company’s financial performance; uncertainty of various kinds of international barriers; uncertainty as to future profitability and its ability to obtain adequate financing for its planned capital expenditure requirements; uncertainty as to the Company’s ability to successfully obtain financing and consequently continue the operation of the Third BOPET Production Line, the construction of which has already been commenced; uncertainty as to the Company’s ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; instability of power and energy supply; risks associated with possible defects and errors in its products; uncertainty as to its ability to protect and enforce its intellectual property rights; uncertainty as to its ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in light of the volatility in the prices of petroleum products in recent years and the potential impact resulting from the pending criminal litigation and related new developments to the major shareholders.

On November 13, 2008, the Company announced its unaudited consolidated financial results for the nine months period ended September 30, 2008.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30, 2008 AND DECEMBER 31, 2007
(amounts in thousands except share and per share value)

	As of Sep. 30, 2008 (Unaudited)		As of Dec. 31, 2007
	RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents	3,383	493	30,909
Restricted cash	14,097	2,056	64,909
Accounts receivable, net	63,995	9,335	58,195
Inventory	56,557	8,250	41,670
Advance to suppliers	30,425	4,438	13,538
Prepayments and other receivables	3,592	526	2,622
Total current assets	172,049	25,098	211,842

Plant and equipment, net	214,710	31,321	228,309
Construction in progress	301,155	43,931	265,253
Lease prepayments, net	22,638	3,302	22,290
Intangible assets	-	-	36
Goodwill	10,276	1,499	10276
Deposit	21,000	3,064	-
Deferred tax assets	1,019	150	969
Total assets	742,847	108,365	738,975

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	166,491	24,287	188,027
Accounts payables	20,878	3,046	19,609
Advance from customers	15,012	2,190	10,957
Accrued expenses and other payables	3,104	453	7,587
Deferred tax liabilities	259	38	265
Total liability	205,744	30,014	226,445
Shareholders’ equity
Registered capital (of US$0.129752 par value; 20,000,000 shares authorized; 13,062,500 issued and outstanding)	13,323	1,944	13,323
Additional paid-in capital	311,907	45,500	311,907
Statutory reserve	30,077	4,387	26,924
Retained earnings	180,780	26,372	159,228
Cumulative translation adjustment	1,016	148	1,148
Total shareholders’ equity	537,103	78,351	512,530
Total liabilities and shareholders’ equity	742,847	108,365	738,975

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
AND OTHER COMPREHENSIVE INCOME
FOR THE THREE AND NINE MONTH PERIOD ENDED SEPTEMBER 30, 2008 AND 2007
(amounts in thousands except share and per share value)
(UNAUDITED)

	Three Month Period ended Sep. 30			Nine Month Period ended Sep. 30
	2008		2007	2008		2007
	RMB	US$	RMB	RMB	US$	RMB
Revenue	119,849	17,489	107,652	348,629	49,812	327,847
Cost of sales	(105,297)	(15,365)	(84,067)	(290,503)	(41,507)	(247,323)

Gross profit	14,552	2,124	23,585	58,126	8,305	80,524

Operating expenses
Selling expenses	(3,857)	(563)	(2,869)	(11,595)	(1,657)	(11,623)
Administrative expenses	(4,510)	(658)	(5,116)	(16,939)	(2,420)	(11,571)
Total operating expenses	(8,367)	(1,221)	(7,985)	(28,534)	(4,077)	(23,194)

Operating income	6,185	903	15,600	29,592	4,228	57,330

Other income/(expense)
- Interest income	551	80	236	619	88	513
- Interest expense	(392)	(57)	(1,745)	(9,037)	(1, 291)	(6,581)
- Other, net	1,381	202	263	6,032	862	(299)

Total other income/(expense)	1,540	225	(1,246)	(2,386)	(341)	(6,367)

Income before income tax expense	7,725	1,128	14,354	27,206	3,887	50,963
Income tax benefit/(expense)	(617)	(90)	(1,443)	(2,505)	(358)	(4,702)

Net income	7,108	1,038	12,911	24,701	3,529	46,261

Other comprehensive income
-Foreign currency translation adjustments	(300)	(44)	(8)	(133)	(19)	(579)

Comprehensive income	6,809	994	12,903	24,568	3,510	45,682

Earnings per share, basic and diluted	0.54	0.08	0.99	1.89	0.27	3.54
Weighted average number ordinary shares, basic and diluted	13,062,500	13,062,500	13,062,500	13,062,500	13,062,500	13,062,500

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2008 AND 2007
(amounts in thousands except share and per share value)
(UNAUDITED)

	Period Ended Sep.30, 2008		Period Ended Sep.30, 2007
	RMB	US$	RMB
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	24,701	3,529	46,261
Adjustments to reconcile net income to net cash provided by operating activities
- Depreciation of property, plant and equipment	18,510	2,645	18,295
- Amortization of intangible assets	377	54	561
- Deferred income taxes	-	-	974
- Bad debt expense	662	95	-
Changes in operating assets and liabilities, net of
- Accounts receivable	(6,213)	(888)	24,153
- Inventories	(14,887)	(2,127)	(27,325)
- Advance to suppliers	(16,887)	(2,413)	-
- Prepaid expenses and other current assets	(1,970)	(281)	(29,292)
- Accounts payable	1,274	182	7,972
- Accrued expenses and other payables	(1,479)	(211)	5,531
- Advance from customers	4,056	579	-
- Tax payable	(3,007)	(430)	-
Net cash provided by operating activities	5,137	734	47,130

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(4,912)	(702)	(130,700)
Restricted cash related to trade finance	50,811	7,260	(41,368)
Addition to construction in progress	(35,901)	(5,130)	-
Deposit for purchase	(21,000)	(3,000)	-
Net cash used in investing activities	(11,002)	(1,572)	(172,068)

CASH FLOW FROM FINANCING ACTIVITIES
Net proceeds from issuance of share capital
Principal payments of short-term bank loans	(275,249)	(39,327)	(239,678)
Proceeds from short-term bank loans	253,714	36,250	183,169
Net cash used in financing activities	(21,535)	(3,077)	(56,509)

Effect of foreign exchange rate changes	(126)	171	(902)
Net decrease in cash and cash equivalent	(27,526)	(3,744)	(182,349)

Cash and cash equivalent
At beginning of period/year	30,909	4,237	249,939
At end of period/year	3,383	493	67,590

Supplemental disclosure of cash flow information
-Interest paid	9,578	1,369	10,068
-Income taxes paid	3,655	522	4,702

Non-cash transactions in investing and financing activities:
- Construction in progress transferred to fixed assets	478	68	-

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 1 - BACKGROUND

Fuwei Films (Holdings) Co., Ltd (the “Company”) and its subsidiaries (the “Group”) are principally engaged in the production and distribution of BOPET film, a high quality plastic film widely used in packaging, imaging, electronics, electrical and magnetic products in the People’s Republic of China (the “PRC”). The Company is incorporated in the Cayman Islands, established on August 9, 2004 under the Cayman Islands Companies Law as an exempted company with limited liability.

On August 20, 2004, the Company was allotted and issued one ordinary share of US$1.00 in Fuwei (BVI) (being the entire issued share capital of Fuwei (BVI)), thereby establishing Fuwei (BVI) as the intermediate investment holding company of the Group.

The Group was established by certain members of the former management team and employees (the “Group Founders”) of Shandong Neo-Luck Plastics Co., Ltd (“Shandong Neo-Luck”), a company owned 59% by a PRC state-owned enterprise. Prior to filing for bankruptcy protection on September 24, 2004, Shandong Neo-Luck was engaged in the business of BOPET film production. Certain production-related assets of Shandong Neo-Luck which had previously been mortgaged to the Bank of China, Weifang City branch (the “Mortgagee Bank”) as security for several loans extended to Shandong Neo-Luck’s affiliates were acquired through public auction by Fuwei Films (Shandong) Co., Ltd (“Shandong Fuwei”) on October 9, 2003 for RMB156,000 as a result of the borrowers default on various bank loans. Shandong Fuwei, established in the PRC on January 28, 2003 as a limited liability company, commenced its operations in July 2003. The principal activities of Shandong Fuwei are those relating to the design, production and distribution of plastic films. Shandong Neo-Luck was subsequently declared bankrupt by the Weifang Municipal People’s Court in the PRC on September 24, 2004.

Through its intermediate holding company, Fuwei (BVI), the Company acquired a 100% ownership interest in Shandong Fuwei on October 27, 2004 for a purchase price of RMB91,093. Shandong Fuwei thereafter became a wholly-owned subsidiary of Fuwei (BVI) effective October 27, 2004. On December 25, 2004, Shandong Fuwei acquired additional production-related assets through public auction that were formerly owned by Shandong Neo-Luck for RMB119,280. Shandong Fuwei was converted into a wholly-foreign owned enterprise in the PRC on January 5, 2005, with a registered capital of US$11,000.

On December 18, 2006, the Company became listed on the Nasdaq Global Market.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unaudited Interim Financial Information

The accompanying unaudited consolidated financial statements have been prepared by the Company, pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) Form 10-Q as applicable to smaller reporting companies , and generally accepted accounting principles for interim financial reporting. The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments) which are, in the opinion of management, necessary to fairly present the operating results for the respective periods. Certain information and footnote disclosures normally presented in annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted pursuant to such rules and regulations. These consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes included in the Company’s Annual Report on Form 20-F. The results of the nine month period ended September 30, 2008 are not necessarily indicative of the results to be expected for the full year ending December 31, 2008.

Principles of Consolidation

The condensed consolidated financial statements include the financial statements of the Company and its two subsidiaries. All significant inter-company balances and transactions have eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management of the Group to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates and assumptions, including those related to the recoverability of the carrying amount and the estimated useful lives of long-lived assets, valuation allowances for accounts receivable and realizable values for inventories. Changes in facts and circumstances may result in revised estimates.

Foreign Currency Transactions

The Group’s reporting currency is the Renminbi (“RMB”).

The Company and Fuwei (BVI) operate in Hong Kong as investment holding companies and their financial records are maintained in Hong Kong dollars, being the functional currency of these two entities. Assets and liabilities are translated into RMB at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and income, expenses, and cash flow items are translated using the average rate for the period. The translation adjustments are recorded in accumulated other comprehensive income in the statements of shareholders’ equity and comprehensive income.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are recorded in the statements of income.

RMB is not fully convertible into foreign currencies. All foreign exchange transactions involving RMB must take place either through the PBOC or other institutions authorized to buy and sell foreign currency. The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC which are determined largely by supply and demand.

Exchange Rate Information

Foreign Currency - The Company’s principal country of operations is in the People’s Republic of China. The financial position and results of operations of the Company are determined using the local currency (“Renminbi”) as the functional currency. The results of operations denominated in foreign currency are translated at the average rate of exchange during the reporting period.

Unless otherwise noted, all translations from Renminbi to U.S. dollars in report of assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the market rate of exchange prevailing on that date. The registered equity capital denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. All translation adjustments resulting from the translation of the financial statements into the reporting currency (“US Dollars”) are dealt with as a separate component within shareholders’ equity. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated above, or at all.

Cash and Cash Equivalents and Restricted Cash

For statements of cash flow purposes, the Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

Restricted cash refers to the cash balance held by bank as deposit for Letters of Credit. The Company has restricted cash of $2,056 and $8,898 as of September 30, 2008 and December 31, 2007, respectively.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount after deduction of trade discounts, value added taxes and allowances, if any, and do not bear interest. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. The Group determines the allowance based on historical write-off experience, customer specific facts and economic conditions.

The Group reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectability. All other balances are reviewed on a pooled basis by aging of such balances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance-sheet credit exposure related to its customers.

The Group has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. These receivables are due within 7 to 60 days from the date of billing. Normally, the Group does not obtain collateral from customers.

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the average cost method. Cost of work in progress and finished goods comprises of direct material, direct production cost and an allocated portion of production overheads based on normal operating capacity.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment. Depreciation on property, plant and equipment is calculated on the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the assets.

There are as follows:

Years
Buildings and improvements	25 - 30
Plant and equipment	10 - 15
Computer equipment	5
Furniture and fixtures	5
Motor vehicles	5

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Depreciation of property, plant and equipment attributable to manufacturing activities is capitalized as part of the inventory, and expensed to cost of goods sold when inventory is sold. Depreciation related to abnormal amounts from idle capacity is charged to cost of goods sold for the period incurred.

Construction in progress represented capital expenditure in respect of the third production line and the trial production line. No depreciation is provided in respect of construction in progress.

Lease Prepayments

Lease prepayments represent the costs of land use rights in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of rights of 30 years. The current portion of lease prepayments has been included in prepayments and other receivables in the balance sheet.

Intangible Assets

The Group acquired a trademark for use in the production and distribution of plastic films. The trademark is carried at cost less accumulated amortization. Amortization expense is recognized on the straight-line basis over the estimated useful life of 5 years of the trademark.

Goodwill

Goodwill represents the excess of purchased cost over fair value of net assets of the Shandong Fuwei’s acquired business. Goodwill is evaluated for impairment annually. The Company evaluates the carrying value of goodwill during the fourth quarter of each year and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited to: (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. When evaluating whether goodwill is impaired, the Company compares the fair value of the reporting unit to which the goodwill is assigned to the reporting unit’s carrying amount, including goodwill. The fair value of the reporting unit is estimated using a combination of the income, or discounted cash flows, approach and the market approach, which utilizes comparable companies’ data. If the carrying amount of a reporting unit exceeds its fair value, then the amount of the impairment loss must be measured. The impairment loss would be calculated by comparing the implied fair value of reporting unit goodwill to its carrying amount. In calculating the implied fair value of reporting unit goodwill, the fair value of the reporting unit is allocated to all of the other assets and liabilities of that unit based on their fair values. The excess of the fair value of a reporting unit over the amount assigned to its other assets and liabilities is the implied fair value of goodwill. An impairment loss would be recognized when the carrying amount of goodwill exceeds its implied fair value. The Company’s evaluation of goodwill resulted in no impairment losses.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of Long-lived Assets

Long-lived assets, other than goodwill, including property, plant, and equipment and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount in which the carrying amount of the asset exceeds the fair value of the asset.

Revenue Recognition

Sales of plastic films are reported, net of value added taxes (“VAT”), sales returns, trade discounts and allowances. The standard terms and conditions under which the Group generally delivers allow a customer the right to return product for refund only if the product does not conform to product specifications; the non-conforming product is identified by the customer; and the customer rejects the non-conforming product and notifies the Group within 7 days and 30 days of receipt for sales to customers in the PRC and overseas, respectively. The Group recognizes revenue when products are delivered and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

In the PRC, VAT of 17% on invoice amount is collected in respect of the sales of goods on behalf of tax authorities. The VAT collected is not revenue of the Group; instead, the amount is recorded as a liability on the consolidated balance sheet until such VAT is paid to the authorities.

Government Grants
Government grants are recognized in the consolidated balance sheet initially as deferred income when they have been received. Grants that compensate the Group for expenses incurred are recognized as a reduction of expenses in the consolidated statement of income in the same period in which the related expenses are incurred.

Retirement and Other Post-retirement Benefits

Contributions to retirement schemes (which are defined contribution plans) are charged to expense as and when the related employee service is provided.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings Per Share

Basic earnings per share are computed by dividing net earnings by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by dividing net earnings by the weighted average number of ordinary and dilutive potential ordinary shares outstanding during the year. Diluted potential ordinary shares consist of shares issuable pursuant to stock option plan.

Contingencies

In the normal course of business, the Group is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, including among others, product liability. The Group recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments including past history and the specifics of each matter. As the Group has not become aware of any product liability claim since operations commenced, the Group has not recognized a liability for any product liability claims.

Recently Issued Accounting Standards

In September 2006, FASB issued SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This Statement improves financial reporting by requiring an employer to recognize the over funded or under funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. An employer without publicly traded equity securities is required to recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after June 15, 2007. However, an employer without publicly traded equity securities is required to disclose the following information in the notes to financial statements for a fiscal year ending after December 15, 2006, but before June 16, 2007, unless it has applied the recognition provisions of this Statement in preparing those financial statements:

☐	A brief description of the provisions of this Statement;
☐	The date that adoption is required; and
☐	The date the employer plans to adopt the recognition provisions of this Statement, if earlier.

The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. Management is currently evaluating the effect of this pronouncement on financial statements.

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements”. This Statement amends ARB 51 to establish accounting and reporting standards for the non-controlling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 160 is effective for the Company’s fiscal year beginning October 1, 2009. Management is currently evaluating the effect of this pronouncement on financial statements.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations”. This Statement replaces SFAS No. 141, Business Combinations. This Statement retains the fundamental requirements in Statement 141 that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement also establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquire; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) will apply prospectively to business combinations for which the acquisition date is on or after Company’s fiscal year beginning October 1, 2009. While the Company has not yet evaluated this statement for the impact, if any, that SFAS No. 141(R) will have on its consolidated financial statements, the Company will be required to expense costs related to any acquisitions after September 30, 2009.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

On March 19, 2008, the FASB issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. "Use and complexity of derivative instruments and hedging activities have increased significantly over the past several years. This has led to concerns among investors that the existing disclosure requirements in FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, do not provide enough information about how these instruments and activities affect the entity’s financial position and performance," explained Kevin Stoklosa, project manager. "By requiring additional information about how and why derivative instruments are being used, the new standard gives investors better information upon which to base their decisions." The new standard also improves transparency about the location and amounts of derivative instruments in an entity’s financial statements; how derivative instruments and related hedged items are accounted for under Statement 133; and how derivative instruments and related hedged items affect its financial position, financial performance, and cash flows. FASB Statement No. 161 achieves these improvements by requiring disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also provides more information about an entity’s liquidity by requiring disclosure of derivative features that are credit risk-related. Finally, it requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments. Management is currently evaluating the effect of this pronouncement on financial statements.

In May of 2008, FSAB issued SFASB No.162, The Hierarchy of Generally Accepted Accounting Principles. The pronouncement mandates the GAAP hierarchy reside in the accounting literature as opposed to the audit literature. This has the practical impact of elevating FASB Statements of Financial Accounting Concepts in the GAAP hierarchy. This pronouncement will become effective 60 days following SEC approval. The Company does not believe this pronouncement will impact its financial statements.

In May of 2008, FASB issued SFASB No. 163, Accounting for Financial Guarantee Insurance Contracts-an interpretation of FASB Statement No. 60. The scope of the statement is limited to financial guarantee insurance (and reinsurance) contracts. The pronouncement is effective for fiscal years beginning after December 31, 2008. The Company does not believe this pronouncement will impact its financial statements.

NOTE 3 - ACCOUNTS RECEIVABLES, NET

Accounts receivables at September 30, 2008 and December 31, 2007 consist of the following:

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 3 - ACCOUNTS RECEIVABLES, NET (continued)

	9-30-2008		12-31-2007
	RMB	US$	RMB
	(Unaudited)
Accounts receivable	50,696	7,395	35,893
Less: Allowance for doubtful accounts	(3,056)	(446)	(2,644)
	47,640	6,949	33,249
Bills receivable	16,355	2,386	24,946

	63,995	9,335	58,195

Bill receivables are bank’s acceptance bills, which are guaranteed by bank.

NOTE 4-INVENTORIES

Inventories at September 30, 2008 and December 31, 2007 consist of the following:

	9-30-2008		12-31-2007
	RMB	US$	RMB
	(Unaudited)
Raw materials	18,460	2,693	14,944
Work-in-progress	2,130	311	956
Finished goods	35,443	5,170	25,321
Consumables and spare parts	524	76	449

	56,557	8,250	41,670

NOTE 5-PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	9-30-2008		12-31-2007
	RMB	US$	RMB
	(Unaudited)
Buildings	34,571	5,043	33,699
Plant and equipment	280,531	40,923	276,943
Computer equipment	1,336	195	1,007
Furniture and fixtures	4,480	653	1,844
Motor vehicles	1,739	254	1,273
	322,657	47,068	314,766
Less: accumulated depreciation	(107,947)	(15,747)	(86,457)
	214,710	31,321	228,309

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 5-PROPERTY, PLANT AND EQUIPMENT, NET (continued)

Total depreciation for the nine month period ended September 30, 2008 and 2007 was RMB 18,510 (US$ 2,645) and RMB18,295 (US$2,388). For the periods three months ended September 30, 2008 and 2007, depreciation expenses were RMB6,202 (US$ 905) and RMB6,553 (US$868).

NOTE 6 - CONSTRUCTION IN PROGRESS

Construction-in-progress represents capital expenditure in respect of the BOPET production line and the trial production line. Construction in progress was RMB301,155 (US$43,931) ended September 30, 2008, and RMB265,253 (US$36,362) ended December 31, 2007, respectively.

Interest expense capitalized during the nine month period ended September 30, 2008 and 2007 was RMB 0 (US$0) and RMB4,012 (US$524), respectively. For the three month period ended September 30, 2008 and 2007 the interest expense capitalized was RMB 0 (US$0) and RMB1,433 (US$190), respectively.

NOTE 7 - LEASE PREPAYMENTS

As of September 30, 2008 and December 31, 2007, lease prepayments, net of amortization were RMB22,638 (US$3,302) and RMB 22,290 (US$ 3,179), respectively.

Amortization of land use rights for the nine month period ended September 30, 2008 and 2007 were RMB377 (US$ 54) and RMB 561(US$73), respectively. Amortization of land use rights for the three month period ended September 30, 2008 and 2007 were RMB117 (US$17) and RMB132 (US$17 ), respectively.

Amortization expenses for the next five years after September 30, 2008 are as follows:

	RMB	US$
1 year after	503	73
2 year after	503	73
3 year after	503	73
4 year after	503	73
5 year after	503	73

NOTE 8 - DEPOSIT

On January 20, 2008, Shandong Fuwei signed a “Letter of Intent of Joyinn Capital Increase and Share Expansion”(“LOI”) with Joyinn Hotel Investment & Management Co., Ltd. (“Joyinn”) and the Shareholder of Joyinn. Joyinn is a legal company of limited liability that registered on May 19, 2006 in Beijing, with registered capital of RMB 50,000. In order to grow, Joyinn plans to increase its registered capital by RMB 52,000 to a total of RMB 102,000, and plans to accept Shandong Fuwei as a new shareholder to invest and buy its shares.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 8 - DEPOSIT (continued)

According to the LOI, Shandong Fuwei deposited RMB 26,000 (half of the would-be added register capital of RMB 52,000), to Joyinn as the prepayment as of March 31, 2008. The prepayment to Joyinn will be regarded as investment payment after all parties enter into the final capital increase and shares expansion agreement during the effective term of this LOI. A share pledging agreement was entered into subsequently on April 9, 2008 between Shandong Fuwei and Shandong Xinmeng Investment Co., Ltd (“Pledger”), which holds 97.6% shares of Joyinn. The Pledger agreed to pledge its 52% interest in Joyinn, as a guarantee to the prepayment on the newly increased register capital made by Shandong Fuwei to Joyinn. Based on the mutual supplementary agreement signed on June 2008, the prepayment has decreased by RMB 5,000 and returned to the Company on June 18, 2008. As of September 30, 2008, the actual total amount of the deposit paid to Joyinn was RMB 21,000 (US$3,064).

NOTE 9 - SHORT-TERM BANK LOANS

	Interest	9-30-2008		12-31-2007
Lender	rate per annum	RMB	US$	RMB

Bank of Communications Co., Ltd.
- January 15, 2007 to January 15, 2008	6.73%	-	-	100,000
- February 6, 2007 to January 15, 2008	6.73%	-	-	52,590
- July 16, 2008 to June 10, 2009	8.22%	82,580	12,047	-
- July 18, 2008 to June 23, 2009	8.22%	60,000	8,753	-

Weifang Commercial Bank
- January 31, 2007 to January 30, 2008	3.06%	-	-	16,500
- October 30, 2007 to January 24, 2008	0.00%	-	-	3,500
- January 24, 2008 to January 12, 2009	0.00%	10,000	1,459	-
- January 30, 2008 to January 18, 2009	0.00%	10,000	1,459	-

Bank of China
- August 25, 2007 to August 24, 2008	6.02%	-	-	4,826
- August 13, 2007 to August 12, 2008	6.03%	-	-	3,399
- August 31, 2007 to August 30, 2008	6.01%	-	-	2,252
- August 31, 2007 to August 30, 2008	6.01%	-	-	3,100
- November 14, 2007 to November 14, 2008	5.66%	1,785	260	1,860
- March 13, 2008 to March 13, 2009	5.45%	2,126	310	-

		166,491	24,287	188,027

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 9 - SHORT-TERM BANK LOANS (continued)

As of September 30, 2008 and December 31, 2007, the Company had entered into various loan agreements with commercial banks with terms ranging from six months to one year to finance its working capital, construction, and foreign trade. None of the loan agreements requires the Company to comply with financial covenants. The weighted average interest rate of short-term bank loans outstanding as of September 30, 2008 and December 31, 2007 were 6.88% and 6.22% per annum, respectively.

The principal amounts of the above short-term loans are repayable at the end of the loan period.

In August 2007, Shandong Fuwei was recommended by Bank of China Weifang branch to invest in a foreign currency investment portfolio, targeting to reduce the cost of foreign exchange when Shandong Fuwei imports raw materials. As of September 30, 2008, the company has obtained loans with total amount of USD 570 (RMB 3,911) in US Dollars from Bank of China in November 2007 and March 2008, respectively, for which two parties have signed the foreign currency loan contracts with one-year term and the loan interest rates of which were lower than the benchmark interest rate of the People’s Bank of China, ranging between 5.45% and 5.66% per annum.

NOTE 10 - INTEREST EXPENSE

The Group capitalizes interest expense as a component of the cost of construction in progress. The following is a summary of interest cost incurred during the nine months periods ended September 30, 2008 and 2007:

	9-30-2008		9-30-2007
	RMB	US$	RMB
	(Unaudited)
Interest cost capitalized	-	-	4,012
Interest cost charged to expense	9,037	1,291	6,581

	9,037	1,291	10,593

NOTE 11-INCOME TAX

The Company is registered in Cayman Islands and has operations primarily in two tax jurisdictions - the PRC and Cayman Island.

The provision for income taxes from operations consists of the following for the nine month period ended September 30, 2008 and 2007:

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 11-INCOME TAX (continued)

	9-30-2008		9-30-2007

	(RMB)	(USD)	(RMB)
Cayman Islands Current Income Tax Expense (Benefit)	-	-	-

PRC Current Income Expense (Benefit)	2, 560	366	4,702
Deferred Tax Expense (Benefit)	(55)	(8)	-

Total Provision for Income Tax	2,505	358	4,702

The following is a reconciliation of the provision for income taxes at the respective income tax rate to the income reflected in the Statement of Operations:

	9-30-2008	9-30-2007

Tax expense (credit) - Cayman Islands	0%	0%
Foreign income tax - PRC	15%	15%
Exempt from income tax due to tax holidays	(6%)	(6%)
Tax expense at actual rate	9%	9%

Cayman Islands Tax

Under the current law of Cayman Island, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed.

PRC Tax

Pursuant to the acquisition by Fuwei (BVI), Shandong Fuwei became a wholly foreign-owned enterprise under the laws of the PRC on January 5, 2005. Accordingly, Shandong Fuwei is entitled to a new 2-year exemption and the 3-year 50% reduction for Foreign Enterprise Income Tax holiday whereby the profit for the first two financial years beginning with the first profit-making year (after setting off tax losses carried forward from prior years) is exempted from income tax in the PRC and the profit for each of the subsequent three financial years is taxed at 50% of the prevailing tax rates set by the relevant tax authorities. The tax holiday of Shandong Fuwei commenced in 2005. Shandong Fuwei was exempted from PRC income tax for the period from January 28, 2003 to December 31, 2006, and 50% reduction in tax rate for the year ended December 31, 2007 and in the nine month period ended September 30, 2008. In addition, being a Hi-Tech Enterprise in the Weifang Hi-Tech Industrial Zone in Shandong, according to the PRC Income Tax Law and various approval documents issued by the Tax Bureau, the applicable income tax rate for Shandong Fuwei is 15%.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 11-INCOME TAX (continued)

The New Tax Law was adopted on March 16, 2007 in the PRC. Under the New Tax Law, which became effective on January 1, 2008, domestic enterprises and foreign-invested enterprises will generally become subject to a unified enterprise income tax rate of 25%, except that enterprises incorporated prior to March 16, 2007 may continue to enjoy existing preferential tax treatments until January 1, 2013. Pursuant the New Tax Law, even if the Company continues to maintain its High-Tech Enterprise status, Shandong Fuwei will be subject to the increased 25% unified enterprise income tax rate after January 1, 2013.

Income tax benefit reported in the consolidated statements of income differs from the income tax expense amount computed by applying the PRC income tax rate (the statutory tax rate of the Company’s principal subsidiary). For the periods ended September 30, 2008 and December 31, 2007, due to the tax holiday the Company’s effective tax rates were both at 7.5%, saving 50% of the 15% rate for High-Tech Enterprises located in the Development District of national level in China. The effective income tax rate for the nine month period ended September 30, 2008 and 2007 were 9% and 9%, respectively.

Tax effects of temporary differences that give rise to significant portions of the deferred tax assets/(liabilities) as of September 30, 2008 and December 31, 2007, are presented below.

	9-30-2008		9-30-2007
	RMB	USD	RMB

Current
Accounts receivable	(263)	(38)	(295)
Other receivables	48	7	30
	(215)	(31)	(265)

Non-current
Property, plant and equipment, principally due to differences in depreciation and capitalized interest	2,082	304	2,134
Construction in progress, principally due to capitalized interest	(680)	(99)	(735)
Lease prepayments, principally due to differences in charges	(427)	(62)	(431)
	975	142	969

Net deferred income tax assets	760	111	704

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, Shandong Fuwei will need to generate future taxable income of approximately RMB12,544 prior to 2031. Shandong Fuwei was under tax concession period for the period from January 28, 2003 to December 31, 2006. The profit before taxation for Shandong Fuwei for the year ended December 31,

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 11-INCOME TAX (continued)

2005, 2006 and 2007 was RMB58,586, RMB69,933 and RMB47,260 (US$6,214), respectively. Based upon the level of historical performance of Shandong Fuwei, management believes the deferred tax assets are realizable.

Effect of Adoption of FASB Interpretation No. 48 (Fin 48), “Accounting for Uncertainly in Income Taxes

In 2006, the Financial Accounting Standards Board (FASB) issued FIN 48, which clarifies the application of SFAS 109 by defining a criterion that an individual income tax position must meet for any part of the benefit of that position to be recognized in an enterprise’s financial statements and provides guidance on measurement, recognition, classification, accounting for interest and penalties, accounting in interim periods, disclosure and transition. In accordance with the transition provisions, the Company adopted FIN 48 effective January 1, 2007. The Company recognizes that virtually all tax positions in the PRC are not free of some degree of uncertainty due to tax law and policy changes by the state. However, the Company cannot reasonably quantify political risk factors and thus must depend on guidance issued by current state officials.

Based on all known facts and circumstances and current tax law, the Company believes that the total amount of unrecognized tax benefits as of September 30, 2008, is not material to its results of operations, financial condition or cash flows. The Company also believes that the total amount of unrecognized tax benefits as of September 30, 2008, if recognized, would not have a material effect on its effective tax rate. The Company further believes that there are no tax positions for which it is reasonably possible, based on current Chinese tax law and policy, that the unrecognized tax benefits will significantly increase or decrease over the next 12 months producing, individually or in the aggregate, a material effect on the Company’s results of operations, financial condition or cash flows.

NOTE 12- EARNINGS PER SHARE

The Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS 128). SFAS 128 requires the presentation of earnings per share (EPS) as Basic EPS and Diluted EPS.

Basic earnings per share are computed by dividing net earnings by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by dividing net earnings by the weighted average number of ordinary and dilutive potential ordinary shares outstanding during the year. Diluted potential ordinary shares consist of shares issuable pursuant to stock option plan.

The weighted average number of shares used to calculate EPS was 13,062,500 for the nine month periods ended September 30, 2008 and 2007, respectively, and reflect only the shares outstanding for those periods.

The Company uses the treasury stock method to compute dilution related to outstanding stock options. Because the option price exceeded the market price for common stock at September 30, 2008, the options were anti-dilutive and were not included when computing diluted earning per share.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 12- EARNINGS PER SHARE (continued)

Basic and diluted earnings per share were RMB 1.89 ($0.27) and RMB3.54 ($0.46) for the nine month period ended September 30, 2008 and 2007, respectively.

The Company adopted SFAS No. 123 (Revised 2004), Share Based Payment ("SFAS No. 123R"), under the modified-prospective transition method on January 1, 2006. SFAS No. 123R requires companies to measure and recognize the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value. Share-based compensation recognized under the modified-prospective transition method of SFAS No. 123R includes share-based compensation based on the grant-date fair value determined in accordance with the original provisions of SFAS No. 123, Accounting for Stock-Based Compensation, for all share-based payments granted prior to and not yet vested as of January 1, 2006 and share-based compensation based on the grant-date fair-value determined in accordance with SFAS No. 123R for all share-based payments granted after January 1, 2006. SFAS No. 123R eliminates the ability to account for the award of these instruments under the intrinsic value method proscribed by Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and allowed under the original provisions of SFAS No. 123.

NOTE 13 - STOCK OPTION PLAN

On December 22, 2006, the Company granted 187,500 stock options to Maxim Group LLC as part of the compensation for the provision of services relating to the initial public offering, or IPO, of the Company. The stock option is exercisable at an exercise price equal to US$10.35 per ordinary shares and expires on December 22, 2011. The stock option and ordinary shares underlying the stock option may not be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective disposition thereof by any person for a period of nine months. The fair value of each option award is estimated on the date of grant using the Black-Scholes pricing model based on the following assumptions:

Fair value of shares on measurement date	US$ 8.28 per share
Expected volatility	57.26%
Expected dividends	0.00%
Expected term (in years)	5
Risk-free rate	4.56%

The fair value of the Company’s shares was estimated based on the IPO price of US$8.28 per share. The expected volatility is estimated by reference to the historical volatility of comparable companies listed on the Nasdaq Global Market. The risk-free rate for periods within the contractual life of the options is based on the U.S. government bond in effect at the time of grant. Expected dividend yields are based on historical dividends. Changes in these subjective input assumptions could materially affect the fair value estimates.

As of September 30, 2008, there was no unrecognized compensation costs related to unvested stock options.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 13 - STOCK OPTION PLAN (continued)

Following is a summary of the stock option activity:

	Options outstanding	Weighted Average Exercise Price	Aggregate Intrinsic Value
Outstanding, December 31, 2007	187,500	$10.35	$-
Granted	-	-	-
Forfeited	-	-	-
Exercised	-	-	-
Outstanding, September 30, 2008	187,500	$10.35	$-

Following is a summary of the status of options outstanding at September 30, 2008:

Outstanding Options			Exercisable Options
Exercise Price	Number	Average Remaining Contractual Life	Average Exercise Price	Number	Average Exercise Price
$10.35	187,500	3. 25	$10.35	187,500	$10.35

NOTE 14 - COMMITMENTS AND CONTINGENCIES

 Commitments

Shandong Fuwei is operating a rental BOPET production line with Shandong Weifang Legang Food Co., Ltd (“Legang”) for a term of three years, which began in April 2007. The operating leases also include, among other things, the Company’s rental of a warehouse, offices and staff quarters. The term of these leases typically ranges from 1 to 3 years, and are renewable, subject to renegotiation of terms, upon expiration.

The following is a schedule by year of future minimum rental payments required under the operating lease agreements:

Year after September 30, 2008	RMB	USD
1 year after	3,407	497
2 year after	1,667	243

Contingencies

In 2006, Shandong Fuwei received correspondence relating to an arbitration proceeding initiated by DMT S. A. (“DMT”) against Shandong Neo-Luck in the ICC International Court of Arbitration (the “ICC”) in which DMT sought monetary damages against Shandong Neo-Luck of approximately US $1,250 plus interest relating to a claim of partial non-payment for the DMT production line Shandong Fuwei acquired from Beijing Baorui in 2005. In early 2007, the ICC determined that, despite arguments made to the ICC that Company should not be a party to the proceeding, the arbitration should proceed with Fuwei as the respondent pending adjudication of issues relating to jurisdiction and liability.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 14 - COMMITMENTS AND CONTINGENCIES (continued)

A hearing was held by the ICC in November 2007. Subsequent to the hearing, at the invitation of Weifang Neoluck (Group) Co., Ltd (“Neoluck Group”), the original majority shareholder of Shandong Neo-Luck, the Neoluck Group and DMT engaged in efforts to achieve a settlement of the pending arbitration on January 18, 2008. Shandong Fuwei joined these discussions later as an interested party and in order to support a resolution of the pending dispute and to achieve resolution of certain outstanding service and spare part issues.

After several weeks of negotiations among the parties, in March 2008, the parties entered into two agreements, a Service and Technical Assistance Agreement (the “Service Agreement”), between DMT and Shandong Fuwei, and a Settlement Agreement (the “Settlement Agreement”) between DMT and the Neoluck Group. Under the Service Agreement, Shandong Fuwei would pay an amount of US$ 180 in two installments with respect to service and spare parts. The Company made its first payment in April 2008.

Under the Settlement Agreement, the Neoluck Group was obligated to pay an amount equal to US$ 900 in RMB by delivery of a bank draft to DMT. In late April, the Neoluck Group had not performed its obligation under the Settlement Agreement and the Neoluck Group and DMT entered into a Supplemental Agreement pursuant to which the Neoluck Group would pay the amount owed to DMT in two installments. The Neoluck Group paid the first installment equal to US$ 450 in April 2008. As agreed between Neoluck Group and DMT, the remaining US$ 450 will be paid in installments by the end of December 2008. As of November 7, 2008, Neoluck Group has paid US$ 200.

In the event the arbitration proceedings continue as a result of non-performance of the payment obligation, it is possible for the arbitral tribunal for the ICC International Court of Arbitration to rule in favor of DMT, which might result in a liability for Fuwei for the amount claimed plus interest. However, any possible liability regarding DMT’s claim should be reduced by the amount previously paid to DMT in connection with the above-described settlement. It should be noted further in such event that Fuwei might have sustainable claims for damages as against the Neoluck Group for its failure to perform its obligations under the Settlement Agreement.

HKG Arbitration

At December 31, 2007, Hampden Kent Group LLC had threatened the Company with an arbitration, seeking a penalty fee in the amount of US$ 3,800, relating to services allegedly performed by HKG in attempting to provide financing to Fuwei pursuant to an August 19, 2006 letter agreement  (the "Letter Agreement") between the parties.  Pursuant to the Letter Agreement, any dispute between the parties would be arbitrated by the American Arbitration Association (“AAA”) in accordance with its  Commercial Arbitration Rules. Pursuant to these rules, a demand for arbitration must be filed with the AAA regional office together with a filing fee by the claimant, in this case, HKG.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 14 - COMMITMENTS AND CONTINGENCIES (continued)

In December 2007, HKG filed a demand for arbitration with the International Centre for Dispute Resolution of the AAA (“AAA/ICDR”). On January 28, 2008, the AAA/ICDR informed us that an arbitration process would commence in accordance with its rules.  On February 18, 2008, HKG submitted an Amended Demand for Arbitration and Statement of Claim.

On March 14, 2008, the Company submitted its answering statement and counterclaim in response to HKG's Amended Demand for Arbitration and Statement of Claim. The Company denied HKG's claims for breach of contract and breach of the covenant of good faith and fair dealing as legally and factually without merit and asserted various defenses. The Company also asserted a counterclaim against HKG for breach of the Letter Agreement, seeking to recover the over USD$300 in fees and costs paid to HKG and other consequential damages.

On March 27, 2008, HKG submitted a letter in reply to the Company's counterclaim, generally denying the allegations and claims made by the Company.

At the request of HKG, the Company had agreed to attempt to resolve this dispute through mediation. A neutral mediator was appointed by the AAA/ICDR. On April 24, 2008, HKG unilaterally cancelled the mediation and sought to proceed with the arbitration. A panel of three arbitrators (the “Panel”) was appointed, and a hearing on the parties’ respective claims was scheduled to commence on September 22, 2008.  By orders dated September 9 and 15, 2008, the Panel suspended the hearing pending receipt of a full deposit of the arbitrators’ fees. The arbitration remains suspended pending receipt of the outstanding deposit.

The Company believes that HKG’s allegations are without merit and intends to defend itself vigorously against the claims. Management estimated the exposure to the claim ranges from US$0 to US$3,800 as of September 30, 2008.

Class Action

On October 19, 2007, the Company became aware that a class action lawsuit had been filed in the United States District Court for the Southern District of New York, on behalf of all purchasers of the Company’s stock from the date of the Company’s IPO on December 19, 2006 through October 16, 2007. The complaint alleged that the Company and certain of its present and former officers, directors, and shareholders (collectively, the “defendants”) violated the Securities Act of 1933.

On November 21, 2007, the Company was given notice that a second class action lawsuit had been filed in the United States District Court for the Southern District of New York, commenced on behalf of all purchasers of the Company’s stock pursuant or traceable to the Registration Statement and Prospectus issued in connection with the Company’s IPO on December 19, 2006 through November 12, 2007. The complaint alleged that the Company, its underwriters, and certain of its executives (collectively, the “Defendants”) violated Sections 11, 12(2) and 15 of the Securities Act of 1933. The complaint also alleged that the Defendants misrepresented or omitted material information regarding the Company and its business operations.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 14 - COMMITMENTS AND CONTINGENCIES (continued)

On January 24, 2008, the Court consolidated into a single action the putative securities class actions pending against the Company and certain of its officers, directors, and shareholders.  The Court also appointed Ninyat Tonyaz as lead plaintiff, appointed the Rosen Law Firm, P.A. as lead counsel, and granted plaintiffs leave to file a consolidated amended class action complaint.  The consolidated action is styled In re Fuwei Films Securities Litigation, Case No. 07-CV-9416 (RJS).

On March 14, 2008, plaintiffs filed a consolidated amended class action complaint  (the "Amended Complaint") naming as defendants the Company, Xiaoan He, Mark Stulga, Jun Yin, Tongju Zhou, Duo Wang, and the Company's IPO underwriters — Maxim Group LLC, WR Hambrecht + Co., and Chardan Capital Markets, LLC.  The Amended Complaint asserts claims for violation of Sections 11, 12(a)(2), and 15 of the Securities Act of 1933.  The Company, Messrs. He and Stulga, and the Underwriter Defendants were served with the Amended Complaint and, as described below, have moved to dismiss the claims asserted against them. Pursuant to a scheduling order entered by the Court on February 19, 2008, the parties named as defendants in the consolidated class action were required to answer or otherwise respond to the  Amended Complaint on or before April 30, 2008. The Court subsequently extended defendants’ time to respond to the Amended Complaint to May 14, 2008.

The Company and Messrs. He and Stulga filed a motion to dismiss the Amended Complaint in its entirety.  The Underwriter Defendants separately moved to dismiss the Amended Complaint.  Both motions have been fully briefed, and the parties await the Court's decision.

The Company’s management believes that the allegations are without merit. The Company intends to defend itself vigorously against the claims and has engaged a law firm in this regard. However, the Company's management is currently unable to reasonably estimate the amount or range of possible losses that will result from the ultimate resolution of this matter. As of September 30, 2008, the Company has not accrued any liability in connection with these litigations except for the defense expenses.

On November 3, 2008, Plaintiffs filed proofs of service with the Court, indicating that Messrs. Yin, Zhou, and Wang were served with the Amended Complaint on or about August 14, 2008, and that they had 90 days after such date to serve an answer to the Amended Complaint or a motion pursuant to Rule 12 of the Federal Rules of Civil Procedure.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 15 - MAJOR CUSTOMERS AND VENDORS

There were no major customers which accounting over 10% of the total net revenue for the nine month period ended September 30, 2008 and 2007.

One vendor provided approximately 17.3% of the Company’s raw materials for the nine months ended September 30, 2008. The Company had RMB16,160 ($2,357) advance to the vendor as of September 30, 2008. Three vendors provided approximately 69% of the Company’s raw materials for the nine month periods ended September 30, 2007 with each vendor individually accounting for about 38%, 17%, and 14%. The Company had $67 accounts payable to these vendors as of September 30, 2007.

NOTE 16 - OTHER EVENT, SUBSEQUENT EVENT AND LITIGATION PREVIOUSLY REPORTED

On March 26, 2008, the Korean Trading Committee (“KTC”) rendered a preparatory decision on dumping practices and their industrial injuries. At the end of March, the Company received the initial anti-dumping judgment from KTC. The Company was informed it would receive an anti-dumping duty (“ADD”) of 6.13%. KTC made a final determination of the anti-dumping investigation for BOPET films originated in China and India in August 27, 2008. The final determination of the ADD rate for Fuwei is at 5.67%, versus 6.13% in the preliminary determination. The ADD rate for other Chinese companies is 23.6% except two other companies that enjoy the ADD rate of 8.93% and 15.95%, respectively.

U.S. began an anti-dumping investigation for BOPET films in October 2007. The countries investigated were China, Brazil, Thailand, and the United Arab Emirates. A total of 41 Chinese companies were part of this investigation. In October 2008, the final results of the investigation were announced. Fuwei was among five Chinese companies that received the lowest anti-dumping duty rate of 3.49% in China with the other Chinese companies assessed a duty rate of 76.72%.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References to "dollars" and "US$" are to United States Dollars. References to "we", "us", the "Company" or "Fuwei" include Fuwei Films (Holdings) Co., Ltd. and its subsidiaries, except where the context requires otherwise.

Results of operations for the nine month periods ended September 30, 2008 compared to September 30, 2007

The Company entered the first nine months of 2008 with a number of challenges including strong competitions in the marketplace, an increase in the cost of raw materials, energy and labor, especially the rapid changes in the macro-economic environments both at home and abroad, anti-dumping investigations in the United States and Korea, and the inadequate domestic and overseas market demand resulting from the world-wide financial crisis, which originated in the United States during the third quarter. In addition, the tremendous volatility in prices of crude oil has caused the sudden changes in our raw material prices which has caused a decrease in market demand of our products and decrease in the sales price. Furthermore, the implementation of Chinese macro control policy by the Chinese government this year and the Chinese government’s support for environmental protection and the measures taken by the government against excessive luxurious packaging has caused the demand for the high-end and luxurious BOPET films to decline. Despite the fact that we have received the comparatively lower anti-dumping duty rate from Korea and the United States, which was expected to have positive effects on recovering overseas sales, current overseas sales still remained the same and export sales price continuously decreased, resulting from the decreased demand in overseas market caused by the financial crisis. Consequently, the results of the first nine months in 2008 were not as strong as the same period last year and such trend is expected to last until 2009.

The table below sets forth certain line items from our Statement of Income as a percentage of revenue:

	Nine Month Period Ended September 30, 2008	Nine Month Period Ended September 30, 2007
	(as % of Revenue)
Gross profit	16.7	24.6
Operating expenses	(8.2)	(7.1)
Operating income	8.5	17.5
Other income/(expense)	(0.7)	(1.9)
Income tax benefit/(expense)	(0.7)	(1.4)
Net income	7.1	14.2

Revenue

The Company’s revenue is primarily derived from the manufacture and sale of plastic films.

Net sales during the nine month period ended September 30, 2008 amounted to RMB 348.6 million (US$ 49.8 million), compared to RMB 327.8 million (US$ 42.8 million) during the same period 2007, representing a 6.3% increase.

The sales of specialty films during the nine month period ended September 30, 2008 were RMB 97.0 million (US$ 13.9 million), a decrease 23.9% compared to the same period last year. Sales of specialty films in the nine months ended 2008 reflected 27.8% of total net revenues as compared to 38.9% in the same period of 2007. The decline was mainly due to the decreased demand volume of some specialty films, including Matte film and Embossing film, for high-end and luxurious packaging application from certain customers, such as the tobacco packaging manufacturers, whose product packaging design needed to be adjusted according to the relevant regulations of the country.

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Nine Month Period Ended September 30,2008		% of Total	Nine Month Period Ended September 30,2007	% of Total
	RMB	US$		RMB

Printing film	48,047	6,865	13.8%	59,961	18.3%
Stamping film	87,916	12,561	25.2%	75,288	23.0%
Metallization film	35,915	5,132	10.3%	21,944	6.7%
Base film for other applications	79,716	11,390	22.9%	43,173	13.1%
Special film	97,035	13,864	27.8%	127,481	38.9%

	348,629	49,812	100.0%	327,847	100.0%

Overseas sales during the nine months ended September 30, 2008 were RMB 48.7 million (US$7.0 million), which accounted for 14.0% of our total net revenues as compared to RMB 90.9 million (US$11.9 million) and 27.7% in the same period of 2007, which is 46.4% lower than the same period last year. The decrease in export sales was mainly due to the decrease in tax rebate rate from 11% to 5%, the continuous appreciation of RMB versus the U.S dollar and the Korean won, the influence of anti-dumping regulation in Korea and the U.S, and the decrease in demand caused by the worldwide financial crisis.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands)

	Nine Month Period Ended September 30,2008		% of Total	Nine Month Period Ended September 30,2007	% of Total
	RMB	US$		RMB

Sales in China	299,975	42,860	86.0%	236,971	72.3%
Sales in other countries	48,654	6,952	14.0%	90,876	27.7%

	348,629	49,812	100.0%	327,847	100.0%

Cost of Goods Sold

Our cost of goods sold comprises mainly of material costs, factory overhead, packaging materials and direct labor. The breakdown of our cost of goods sold in percentage is as follows:

	Nine Month Period Ended September 30, 2008	Nine Month Period Ended September 30, 2007
	% of total	% of total
Materials costs	79.7%	81.8%
Factory overhead	8.5%	8.2%
Power	7.9%	6.3%
Packaging materials	2.7%	2.8%
Direct labor	1.2%	0.9%

Cost of goods sold during the first nine months of 2008 totaled RMB 290.5 million (US$ 41.5 million) as compared to RMB 247.3 million (US$32.3 million) in the prior year. This is 17.5% higher than the same period of 2007 mainly due to the increased production volume during the first nine months of 2008 compared to that of the same period in 2007. Additionally, the increased consumption of raw material, power, labor and factory overhead in the first nine months of 2008 compared to that of the corresponding period in 2007 also resulted in the increase of cost of goods.

Gross Profit

Our gross profit was RMB 58.1 million (US$ 8.3 million) during the first nine months of 2008, representing a gross margin of 16.7%, a decrease of 7.9% from the same period in 2007 with a gross profit of 24.6%, mainly due to the decreased average sales price of our products and the increased consumption of raw materials, power, and labor during the first nine months of 2008 compared to the same period in 2007.

Operating expenses

Operating expenses for the nine months ended September 30, 2008 were RMB28.5 million (US$4.1 million), which was RMB5.3 million (US$0.8 million), or 22.8%, higher than the same period in 2007. This was mainly due to the increased allowance for doubtful accounts, domestic transportation expenses, labor costs, and the legal expenses relating to ongoing litigation matters during the first nine months of 2008 as compared to the same period in the prior year.

Interest Expense

Interest expense totaled RMB 9.0 million (US$1.3 million) during the first nine months of 2008, which was 36.4% higher compared to RMB 6.6 million (US$ 0.9million) during the same period in 2007. The increase is mainly due to increased interest rate during the first half of 2008.

Other Income /(expense)

Our total other expense during the period ended September 30, 2008 amounted to RMB2.4 million (US$ 0.3 million). After other income offsets other expense, the net other expense decreased by RMB4.0 million (US$ 0.6 million) compared to the corresponding period of 2007, the decrease mainly is due to the increase of other income.

Income Tax Expense

During the first nine months of 2008, the Company recorded an income tax expense of RMB 2.5 million (US$ 0.4 million) compared to RMB 4.7 million (US$ 0.6 million) during the same period in 2007. This decrease was due to a decrease in taxable income.

Net Income

Net Income during the first nine months of 2008 was RMB24.7 million (US$ 3.5 million) compared to RMB46.3million (US$6.0 million) during the same period of 2007, representing a decrease of 46.7% from the same period in 2007. The decrease in net income was primarily due to the decrease in gross profit, and the increased operating expenses related to being a public reporting company, such as increased legal expenses relating to ongoing litigation matters and insurance fee.

Results of operations for three month period ended September 30, 2008 compared to September 30, 2007.

Net sales

The table below sets forth certain line items from our Statement of Income as a percentage of net sales:

	Three Month Period Ended September 30, 2008	Three Month Period Ended September 30, 2007
	(as % of Revenue)
Gross profit	12.1	21.9
Operating expenses	(7.0)	(7.4)
Operating income	5.2	14.5
Other income/(expense)	(1.3)	(1.2)
Income tax benefit/(expense)	(0.5)	(1.3)
Net income	5.9	12.0

Net sales for the third quarter 2008 increased slightly to RMB 119.8 million (US$17.5million) from RMB 107.7 million (US$14.3 million), 11.2% higher than the third quarter 2007. The increase was mainly due to an increase in total quantity of sales in the third quarter 2008 compared to same period in 2007.

Sales of specialty films in the third quarter of 2008 were RMB 22.1million ($3.2million), a decrease of 46.1% compared to the third quarter last year. Sales of specialty films reflected 18.5% of Fuwei’s total net revenues as compared to 38.1% in the same period in 2007. The decline was mainly due to the decreased demand volume of some specialty films, including Matte film and Embossing film, for high-end and luxurious packaging application from certain customers, such as the tobacco packaging manufactuers, whose product packaging design needed to be adjusted according to the relevant regulations of the country.

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Three Month Period ended Sep. 30, 2008		% of Total	Three Month Period ended Sep. 30, 2007	% of Total
	RMB	US$		RMB

Printing film	16,661	2,431	13.9%	18,327	17.0%
Stamping film	41,945	6,121	35.0%	24,224	22.5%
Metallization film	20,171	2,943	16.8%	8,323	7.7%
Base film for other applications	18,938	2,764	15.8%	15,743	14.7%
Special film	22,134	3,230	18.5%	41,037	38.1%

	119,849	17,489	100.0%	107,652	100.0%

Overseas sales for the third quarter 2008 were RMB16.2 million (US$2.4 million), which accounted for 13.5% of our total net revenues as compared to RMB18.9million (US$ 2.5 million) and 17.6% during the same period in 2007, which is 14.5% lower than the third quarter last year. The decrease in export sales was mainly due to the decrease in tax rebate rate from 11% to 5%, the continuous appreciation of RMB versus the U.S. dollar and the Korean Won, the influence of anti-dumping regulation in Korea and the U.S, and the decreased demand caused by the worldwide financial crisis.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	Three Month Period ended Sep. 30, 2008		% of Total	Three Month Period ended Sep. 30, 2007	% of Total
	RMB	US$		RMB
Sales in China	103,674	15,129	86.5%	88,741	82.4%
Sales in other countries	16,175	2,360	13.5%	18,912	17.6%

	119,849	17,489	100.0%	107,652	100.0%

Cost of Goods Sold

	Three Month Period ended Sep. 30, 2008 % of total	Three Month Period ended Sep. 30, 2007 % of total
Materials costs	79.9%	84.0%
Factory overhead	7.9%	5.0%
Power	8.3%	7.4%
Packaging materials	2.7%	2.6%
Direct labor	1.2%	1.0%

Cost of goods sold in the third quarter of 2008 totaled RMB 105.3 million (US$15.4 million) as compared to RMB 84.1 million (US$11.1 million) during the same quarter in the prior year, which is 25.2% higher. The increase was mainly due to the increase in quantity of sales. Additionally, the increased consumption of raw material, power, labor and factory overhead in the third quarter of 2008 compared to that of the corresponding period in 2007 resulted in the increase of cost of goods.

Gross Profit

Our gross profit was RMB 14.6 million (US$2.1million) in the third quarter 2008, representing a gross margin of 12.1%, a decrease of 9.8% from the same period in 2007, which had a gross profit of 21.9%. The decrease was mainly due to the decreased average sales price and increased consumption of raw materials, power and labor in the third quarter 2008 compared with the same period in 2007.

Operating expenses

Operating expenses in the third quarter of 2008 were RMB8.4 million (US$1.2 million), which was RMB0.4 million (US$ 0.6 million), or 4.8% higher, than the corresponding period in 2007. This was mainly due to the increased allowance for doubtful accounts, and selling expenses compared to the corresponding period in 2007.

Interest Expense

Interest expense totaled RMB 0.4 million (US$0.1 million) in the third quarter of 2008 compared to RMB1.7 million (US$ 0.2 million) in the third quarter of 2007, a 76.5% decrease. The decrease was mainly due to the maturity of certain USD loans in the third quarter of 2008, which offset part of the previously accrued withholding interest expense.

Other Income / (expense)

Our other income in the third quarter of 2008 was RMB 1.5 million (US$ 0.2 million) compared to total other expenses of RMB 1.2 million (US$ 0.2 million) in the same period in 2007, a 250.0% other expenses decrease. This decrease is mainly due to the maturity of certain USD loans in the third quarter of 2008, which offset part of the previously accrued withholding interest expense, and increased other income.

Income Tax Expense

In the third quarter of 2008, the Company recorded an income tax expense of RMB0.6 million (US$0.1 million) compared to an income tax expenses of RMB1.4 million (US$0.2 million) in the third quarter of 2007. This decrease was due to the decrease in taxable income.

Net Income

Net Income in the third quarter of 2008 was RMB 7.1 million (US$1.0 million) compared to RMB12.9 million (US$1.7 million) in the third quarter of 2007, representing a decrease of 45.0% from the third quarter of 2007. The decrease in net income in the third quarter 2008 was primarily due to the decreased unit price and the increased costs of goods sold, as well as the increased operating expenses such as the allowance for doubtful accounts, domestic transportation expenses and legal expenses.

Liquidity and Capital Resources

Since inception, the Company’s sources of cash were mainly from cash generated from its operations and borrowings from financial institutions and capital contributed by its shareholders.

From 2007 to the first nine months of 2008, our capital expenditures were primarily financed through short-term borrowings from financial institutions and IPO funds. The interest rates of short-term borrowings from financial institutions during the periods from 2005 to the third quarter of 2008 ranged from 5.45% to 8.22%.

As of September 30, 2008, we have borrowings of RMB 166.5 million, including several different loan agreements with three financial institutions in the PRC. During 2008, we received an interest-free loan of RMB 20 million from the Weifang City Commercial Bank entrusted by the Weifang City Hi & New Technology Project Industrial Development Fund. Each of the related loan agreements contains provisions regarding collateral, covenants prohibiting the Company from engaging in certain activities (including selling, mortgaging or otherwise disposing of or encumbering all or substantially all of its assets or before any merger, acquisition, spin-off, or other transaction resulting in a change in its corporate structure) without the lenders consent and acceleration (and setoff) provisions in the event of default in payment or failure to comply with such covenants. Because of appreciation of the exchange rate of RMB compared to US dollar, the estimated purchase price of the new thick BOPET film production line has been adjusted to US$ 35 million range, resulting in an available fund shortage of US$ 15-20 million. Management is seeking sources of financing in order to recommence this project in the near future.

The Company is of the opinion that, after taking into consideration its present banking facilities, existing cash and the expected cash flows to be generated from its operations, it believes that it has adequate sources of liquidity to meet its short-term obligations, and its working capital.

Operating Activities

Net cash flows provided by operating activities for the nine months ended September 30, 2008, was RMB 5.1 million (US$ 0.7 million) compared to net cash flows used by operating activities of RMB47.1 million (US$ 6.2million ) for the nine months ended September 30, 2007, a decrease of RMB 42.0 million (US$ 5.5 million). This change in cash flows from operating activities was attributable primarily to the increase of prepaid expenses for raw materials and other receivables.

Working Capital

As of September 30, 2008 and December 31, 2007, the Company had negative working capital of RMB 33.7 million (US$4.9 million) and RMB 14.6 million (US$ 2.0 million), respectively.

The Company anticipates that it will have adequate working capital in the foreseeable future. However, the Company may wish to borrow additional capital or sell its ordinary shares to realize additional funds in order to expand and grow its operations.

Contractual Obligations

The following table is a summary of the Company's contractual obligations as of September 30, 2008 (In thousands):

	Payments due by period
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years

Rental obligations	740	497	243
Purchase obligations	18,673	18,673

Total	$19,413	$19,170	$243

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated November 13, 2008.

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuwei Films (Holdings) Co., Ltd

By:	/s/ Xiaoan He
Name: Xiaoan He
Title: Chairman, Chief Executive Officer

Dated: November 13, 2008